SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

SUPPL

Our Ref: 22277-00002

06017162

September 18, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find four press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

dw 10/2

HK1 371424v.1

File No.: 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	4.180	2006-09-15 11:3
HangSeng	US$	17,178.17	2006-09-15 11:3

—Four Business-
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2006 2005 2004 2003 2002

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COSL COSL941 Successfully Commenced Drilling in Beibu Gulf

COSL"COSL941" Successfully Commenced Drilling in Beibu Gulf

(18 September, 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced today that its jack-up drilling rig "COSL941" has recently been towed to Beibu Gulf, South China Sea and has successfully started its first well drilling operation there. This marked the official commencement of operations of "COSL941", the first advanced drilling rig constructed in China.

"COSL941" is the Company's first 400 feet jack-up drilling rig, which was delivered on 31 May 2006. Its successful commencement of drilling is an important milestone to the Company's drilling history.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The construction project of COSL941 is the biggest project the Company ever invested in since our public offering. Its delivery greatly enhanced our integrated equipment capacity. COSL941's successful commencement of drilling is only the beginning of success, under such favorable market conditions, we are confident and determined in achieving better results."

- End -



Background Information about COSL

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com



News Release

COSL Nanhai II Completes First Well Operation in Indonesia

COSL Nanhai II Completes First Well Operation in Indonesia

(13 September, 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced today that its semi-submersible drilling rig "Nanhai II" has recently completed its first well operation in Indonesia.

After the completion of operations in Myanmar in July this year, "Nanhai II" was towed to the waters of Indonesia, where it was scheduled to provide drilling services to the Malaysian firm Genting Oil & Gas Limited ("GOGL"). After sailing for 24 days, it arrived at the designated location on 6 July 2006 and successfully completed the drilling and oil-testing at the well.

The Company has strictly followed its management concepts of safety, regulation and efficiency, and has maintained regulated operation and management of the rig. To provide improved services, the Company has learned from its successful operating experience in Myanmar, which facilitated the smooth completion of operations in Indonesia.

According to the operation plan, "Nanhai II" will continue to operate for GOGL.

Mr. Yuan Guangyu, CEO and President of COSL, said, "The Company will continue to take stable steps in exploring overseas markets. In the first half of 2006, the Company has achieved remarkable results, with overseas revenue contributing up to 20% of COSL's overall revenue. As the Company's overseas market share continues to increase, the "COSL" brand name is being much more recognized and welcomed by new and existing customers. Leveraging on such opportunities, we will continue to provide qualified services to our clients, bringing greater value to our shareholders."

- End -

Background Information about Genting Oil & Gas Limited:

Genting Oil & Gas Limited ("GOGL") is an independent oil and gas exploration and production company with international operations. It is based in Kuala Lumpur, Malaysia, and has branch offices in Jakarta, Indonesia, and in Beijing and other cities in China. Since its establishment in 1996, GOGL has undertaken a number of international oil and gas exploration, development and production projects in several countries. GOGL is always active in its search for new opportunities that can add value or synergy to its parent company, Genting Berhad.

Background Information about COSL

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com



News Release

ELIS-Successful Debut in Bohai

ELIS-Successful Debut in Bohai

As the Enhanced Logging Image System ("ELIS") completed the logging services in LD (Liao Dong) 5-2-A15 on September 2, 2006, it marked the success of COSL's latest self-developed logging system, with complete self-owned intellectual property right, in Bohai. Before the operation commenced, the Company's specialized unit had gone through cautious preparation, focusing on the stability of the system and demonstrating onsite tests to ensure the successful operation.


COSL
ELIS
Logging
2006/08/31

On August 27, the equipment of ELIS was shipped to LD5-2 in Bohai. The workers arrived on August 30 for testing. They carried out regular tests for the equipment on consecutive nights until 4am.

As planned, logging services was conducted for A15 well by 5700 system on September 1. ELIS was then carried out for logging on September 2 for a total of seven hours, from 5:00 to 12:00. Finally, a safe, quality and highly efficient logging service was completed.


2006/09/02

Before that, the Company's ELIS had successfully operated in UAE and won recognition from the market. This is the first operation of the system in Bohai.

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COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	4.110	2006-09-18 10:5
HangSeng	US$	17,382.11	2006-09-18 10:5

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2006 2005 2004 2003 2002

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COSL awarded 2006 China Enterprises with Outstanding Corporate Image

COSL awarded 2006 China Enterprises with Outstanding Corporate Image


CIMAC
首届中国企业形象管理年会
北京2006
2006中国优秀企业形象单位

China Oilfield Services Limited was accredited as one of the first enterprises entitled of "China Enterprises with Outstanding Corporate Image" because of the excellent performance in corporate image management. The first China Corporation Image Management Annual Conference was held in Beijing on August 18th-20th.The conference was jointly hosted by China Culture Administration Society and China Enterprise Culture Improvement Association.

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